Exhibit 99.1
Pacific Drilling Announces Second-Quarter 2016 Results
Conference call set 9 a.m. Central time Monday, August 8, 2016

•	Revenues for second-quarter of $203.7 million with a record high revenue efficiency(a) of 99.0%

•	Net Income of $8.2 million, resulting in $0.39 per diluted share

•	Adjusted EBITDA(b) of $109.7 million, after removal of $14.2 million gain on debt extinguishment, representing an Adjusted EBITDA margin(c) of 53.9%

•	Operating and G&A costs of $90.2 million, a reduction of 4.2% from first-quarter 2016 and 27.1% from a year ago
LUXEMBOURG (August 7, 2016) - Pacific Drilling S.A. (NYSE: PACD) today announced net income for second-quarter 2016 of $8.2 million or $0.39 per diluted share, compared to a net loss of $2.5 million or $0.12 per diluted share for first-quarter 2016 and net income of $47.1 million or $2.23 per diluted share for second-quarter 2015. All share and per share information has been adjusted retroactively to reflect the reverse stock split that became effective on May 25, 2016.
CEO Chris Beckett said, "Market conditions continue to be very challenging, with limited new tender opportunities and continued pressure on existing contracts. In this environment it is increasingly important to deliver exceptional service to our customers and our second-quarter results evidence our success in doing so. Our operating fleet, including the Pacific Scirocco, continues to deliver excellent operational performance, including a third consecutive quarter with record revenue efficiency. Our focus on optimizing what we control continues to yield strong cost management, resulting in an Adjusted EBITDA margin of 53.9%. Pacific Scirocco’s contract with Total continues to be in force and after a period of standby at reduced rate, on or about September 15, we expect the rig to restart operations in Nigeria for the remainder of its contract term.”
Beckett continued, “Our innovative smart-stacking approach has redefined the right way to warm stack a drillship for the industry. We have achieved idle rig costs of approximately $30,000/day for the smart-stacked vessels. The smart-stack process ensures 5-year survey work is complete, the rig can start operations within 90 days, and we are included in client tenders as ready to work.”
Second-Quarter 2016 Operational and Financial Commentary
Contract drilling revenue for second-quarter 2016 was $203.7 million, which included $12.7 million of deferred revenue amortization, compared to first-quarter 2016 contract drilling revenue of $205.4 million, which also included $12.7 million of deferred revenue amortization. Contract drilling revenue decreased in the second-quarter primarily as a result of the Pacific Scirocco being on an 80% standby rate starting in May 2016. During the three months ended June 30, 2016, our operating fleet achieved average revenue efficiency of 99.0%, a further improvement from first-quarter 2016’s previous record high of 97.7%.
Operating expenses for second-quarter 2016 were $76.0 million, compared to $79.0 million for first-quarter 2016. The reduction in operating expenses was primarily the result of decreased costs across each of the rigs in our fleet and shore-based and other support costs. Operating expenses for second-quarter 2016 included $6.1 million in reimbursable costs, $7.1 million in shore-based and other support costs, and $3.3 million in amortization of deferred costs.
Direct rig-related daily operating expenses for our four operating rigs, excluding reimbursable costs, averaged $140,100 per rig in second-quarter 2016, down from an average of $145,800 per operating rig in first-quarter 2016. The reduction in direct rig-related daily operating expenses was primarily the result of continued fleet-wide cost saving measures. Direct rig-related daily operating expenses for our three idle rigs averaged $31,300 per rig in second-quarter 2016, down from an average of $36,500 per rig in first-quarter 2016.
CFO Paul Reese commented, “Compared to the height of the market in 2014, we have now reduced our daily operating expenses by approximately 24%, or $44,000 per day per operating rig.”
General and administrative expenses for second-quarter 2016 were $14.2 million, compared to $15.1 million for first-quarter 2016. Excluding certain legal and financial advisory fees of $2.9 million in second-quarter

2016 and $2.7 million in first-quarter 2016, our corporate overhead expenses(d) for second-quarter 2016 were $11.3 million, compared to $12.4 million for first-quarter 2016. This decrease of $1.1 million or 9% reflects our continued focus on cost savings measures and optimization of our overhead support structure.
Other expense for second-quarter 2016 of $3.8 million includes an unusual $2.9 million foreign exchange loss primarily due to the greater than 40% devaluation of the Nigerian Naira by the Nigerian Central Bank in June.
Net income for second-quarter 2016 was $8.2 million, compared to net loss of $2.5 million for first-quarter 2016. The increase in the second-quarter 2016 net income was primarily the result of a $14.2 million gain on the extinguishment of $23.7 million in principal amount of our senior notes due 2017.
Adjusted EBITDA for second-quarter 2016 was $109.7 million, compared to Adjusted EBITDA of $112.9 million for first-quarter 2016. A reconciliation of net income to EBITDA and Adjusted EBITDA is included in the schedules accompanying this release.
Investor Toolkit
Updated schedules of expected amortization of deferred revenue, depreciation expense, and interest expense for our existing financing are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.
Footnotes
(a) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
(b) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, please refer to the schedule included in this release.
(c) Adjusted EBITDA margin is defined as Adjusted EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.
(d) Corporate overhead expenses is a non-GAAP financial measure. For a definition of corporate overhead expenses and a reconciliation to general and administrative expenses, please refer to the schedule included in this release.

Conference Call
Pacific Drilling will conduct a conference call at 9 a.m. Central time on Monday, August 8, 2016 to discuss second-quarter 2016 results. To participate in the August 8 call, please dial +1 719-325-2249 or 1-800-946-0708 and refer to confirmation code 1129348 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section. A replay of the call also will be available on the company’s website.
About Pacific Drilling
With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.
Forward-Looking Statements
Certain statements and information contained in this press release, and oral statements made regarding the subjects of this press release, including the conference call announced herein, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “our ability to,” “plan,” “potential,” “project,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including revenues, operating results and revenue efficiency, future client contract opportunities and availability of vessels. Although we believe that these forward-looking statements are reasonable as and when made, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projections include: future levels of offshore drilling activity; our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of market conditions, mechanical difficulties, performance or other reasons; changes in worldwide rig supply and demand, competition and technology; actual contract commencement dates; our ability to repay debt and adequacy of and access to sources of liquidity; and downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance, relocations, severe weather or hurricanes. For additional information regarding factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Johannes (John) P. Boots
Pacific Drilling SA
+352 26 84 57 81

Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts) (unaudited)

	Three Months Ended			Six Months Ended June 30,
	June 30, 2016	March 31, 2016	June 30, 2015	2016	2015
Revenues
Contract drilling	$203,710	$205,378	$273,895	$409,088	$557,287
Costs and expenses
Operating expenses	(75,988)	(78,973)	(110,388)	(154,961)	(228,057)
General and administrative expenses	(14,195)	(15,126)	(13,328)	(29,321)	(29,694)
Depreciation expense	(68,213)	(68,076)	(57,234)	(136,289)	(114,306)
	(158,396)	(162,175)	(180,950)	(320,571)	(372,057)
Operating income	45,314	43,203	92,945	88,517	185,230
Other income (expense)
Interest expense	(46,116)	(45,493)	(33,227)	(91,609)	(69,936)
Gain on debt extinguishment	14,231	—	—	14,231	—
Other income (expense)	(3,816)	1,632	(343)	(2,184)	(2,394)
Income (loss) before income taxes	9,613	(658)	59,375	8,955	112,900
Income tax expense	(1,379)	(1,853)	(12,281)	(3,232)	(14,076)
Net income (loss)	$8,234	$(2,511)	$47,094	$5,723	$98,824
Earnings (loss) per common share, basic	$0.39	$(0.12)	$2.23	$0.27	$4.66
Weighted average number of common shares, basic	21,178	21,121	21,081	21,150	21,221
Earnings (loss) per common share, diluted	$0.39	$(0.12)	$2.23	$0.27	$4.66
Weighted average number of common shares, diluted	21,178	21,121	21,107	21,150	21,229

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except par value) (unaudited)

	June 30, 2016	March 31, 2016	December 31, 2015
Assets:
Cash and cash equivalents	$371,084	$407,273	$116,033
Accounts receivable	138,182	137,459	168,050
Materials and supplies	95,245	96,233	98,243
Deferred costs, current	11,256	10,714	10,582
Prepaid expenses and other current assets	19,571	18,783	14,312
Total current assets	635,338	670,462	407,220
Property and equipment, net	5,035,427	5,097,755	5,143,556
Long-term receivable	202,575	202,575	202,575
Other assets	36,637	38,210	39,369
Total assets	$5,909,977	$6,009,002	$5,792,720
Liabilities and shareholders’ equity:
Accounts payable	$15,802	$23,292	$44,167
Accrued expenses	30,919	36,347	44,221
Long-term debt, current	74,364	76,724	76,793
Accrued interest	14,703	36,997	16,442
Derivative liabilities, current	7,606	7,084	7,483
Deferred revenue, current	42,497	47,904	49,227
Total current liabilities	185,891	228,348	238,333
Long-term debt, net of current maturities	2,946,189	3,005,557	2,768,877
Deferred revenue	42,053	49,304	60,639
Other long-term liabilities	36,962	36,339	32,816
Total long-term liabilities	3,025,204	3,091,200	2,862,332
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 22,551, 23,277 and 23,277 shares issued and 21,182, 21,121 and 21,121 shares outstanding as of June 30, 2016, March 31, 2016 and December 31, 2015, respectively	212	218	218
Additional paid-in capital	2,356,981	2,385,551	2,383,387
Treasury shares, at cost	—	(30,000)	(30,000)
Accumulated other comprehensive loss	(25,974)	(25,744)	(23,490)
Retained earnings	367,663	359,429	361,940
Total shareholders’ equity	2,698,882	2,689,454	2,692,055
Total liabilities and shareholders’ equity	$5,909,977	$6,009,002	$5,792,720

PACIFIC DRILLING S. A. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Cash flow from operating activities:
Net income (loss)	$8,234	$(2,511)	$47,094	$5,723	$98,824
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	68,213	68,076	57,234	136,289	114,306
Amortization of deferred revenue	(12,658)	(12,658)	(21,483)	(25,316)	(44,172)
Amortization of deferred costs	3,253	2,835	5,800	6,088	14,283
Amortization of deferred financing costs	3,641	3,625	2,474	7,266	5,199
Amortization of debt discount	322	323	225	645	452
Deferred income taxes	741	1,715	4,014	2,456	(1,493)
Share-based compensation expense	1,511	2,164	2,717	3,675	5,824
Gain on debt extinguishment	(14,231)	—	—	(14,231)	—
Changes in operating assets and liabilities:
Accounts receivable	(723)	30,591	(23,843)	29,868	41,531
Materials and supplies	988	2,010	(2,681)	2,998	(6,766)
Prepaid expenses and other assets	(3,848)	(7,055)	(5,199)	(10,903)	(2,787)
Accounts payable and accrued expenses	(27,456)	(2,412)	(7,523)	(29,868)	(18,927)
Deferred revenue	—	—	1,797	—	2,288
Net cash provided by operating activities	27,987	86,703	60,626	114,690	208,562
Cash flow from investing activities:
Capital expenditures	(13,089)	(28,588)	(44,613)	(41,677)	(102,116)
Net cash used in investing activities	(13,089)	(28,588)	(44,613)	(41,677)	(102,116)
Cash flow from financing activities:
Net payments from shares issued under share-based compensation plan	(87)	—	(377)	(87)	(419)
Proceeds from long-term debt	—	235,000	85,000	235,000	265,000
Payments on long-term debt	(51,000)	(1,875)	(122,918)	(52,875)	(411,293)
Payments for financing costs	—	—	—	—	(500)
Purchases of treasury shares	—	—	(5,318)	—	(21,760)
Net cash provided by (used in) financing activities	(51,087)	233,125	(43,613)	182,038	(168,972)
Net increase (decrease) in cash and cash equivalents	(36,189)	291,240	(27,600)	255,051	(62,526)
Cash and cash equivalents, beginning of period	407,273	116,033	132,868	116,033	167,794
Cash and cash equivalents, end of period	$371,084	$407,273	$105,268	$371,084	$105,268

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and gain from debt extinguishment. EBITDA and Adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the company's operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the company's operating performance during the periods presented below.
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Supplementary Data— Reconciliation of Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA
(in thousands) (unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net income (loss)	$8,234	$(2,511)	$47,094	$5,723	$98,824
Add:
Interest expense	46,116	45,493	33,227	91,609	69,936
Depreciation expense	68,213	68,076	57,234	136,289	114,306
Income taxes	1,379	1,853	12,281	3,232	14,076
EBITDA	$123,942	$112,911	$149,836	$236,853	$297,142

Subtract:
Gain on debt extinguishment	(14,231)	—	—	(14,231)	—
Adjusted EBITDA	$109,711	$112,911	$149,836	$222,622	$297,142

Corporate Overhead Expenses Reconciliation
Corporate overhead expenses is a non-GAAP financial measure defined as general and administrative expenses less certain unusual legal expenses related to our Samsung arbitration and patent litigation, and financial advisory expenses. We included corporate overhead herein because it is used by management to measure the company's ongoing corporate overhead. Management believes that ongoing corporate overhead expenses present useful information to investors regarding the financial impact of company's cost savings measures and optimization of overhead support structure during the periods presented below. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Supplementary Data— Reconciliation of General and Administrative Expenses to Non-GAAP Corporate Overhead Expenses
(in thousands) (unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
General and administrative expenses	$14,195	$15,126	$13,328	$29,321	$29,694
Subtract:
Legal and advisory expenses	(2,939)	(2,711)	(372)	(5,650)	(574)
Corporate overhead expenses	$11,256	$12,415	$12,956	$23,671	$29,120